Sheppard, Mullin, Richter & Hampton LLP 30 Rockefeller Plaza New York, New York 10112-0015 212.653.8700 main 212.653.8701 fax www.sheppardmullin.com

November 1, 2022

Attention:	Kevin Dougherty

Laura Nicholson

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Energy & Transportation
100 F Street, NE
Washington, D.C. 20549

Re:	OPAL Fuels Inc. Amendment No. 2 to Registration Statement on Form S-1 Filed October 14, 2022 File No. 333-266757

Ladies and Gentlemen:

This letter sets forth the responses of OPAL Fuels Inc., a Delaware corporation (the “Company”), to the comments received from the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) concerning its Amendment No. 2 to Registration Statement on Form S-1 (CIK No. 0001842279) submitted to the Commission on October 14, 2022.

References in the text of the responses herein to captions and page numbers refer to the Company’s Amendment No. 3 to Registration Statement on Form S-1 (the “Registration Statement”), which is being filed herewith.

Amendment No. 2 to Registration Statement on Form S-1 submitted October 14, 2022

Risk Factors

There is no assurance that we will be able to comply with the continued listing standards of Nasdaq, page 41

2. We note your risk factor disclosure that there is no assurance that you will be able to comply with the continued listing standards of Nasdaq. If your obligation to purchase shares under the forward purchase agreement with Meteora presents a material risk to your ability to comply with the continued listing standards of Nasdaq, please describe such risk in your risk factor disclosure, and discuss such risk in your prospectus summary.

RESPONSE:

The Company acknowledges the Staff’s comment and has revised pages 3 and 41 of the prospectus accordingly.

Exhibits

2. We note the Form of Restricted Stock Unit Award Agreement filed as Exhibit 10.1 to the current report on Form 8-K filed on September 19, 2022, and also note that you appear to have granted restrictive stock unit awards to officers and directors on October 3, 2022. Please file this compensation agreement as an exhibit to this registration statement. See Item 601(b)(10)(iii) of Regulation S-K.

RESPONSE:

The Company acknowledges the Staff’s comment and has included the referenced agreement in its Exhibits tables.

3. The fee table filed as Exhibit 107 does not appear to be consistent with the description of the transactions being registered as set forth on your prospectus cover page. Please revise.

RESPONSE:

The Company acknowledges the Staff’s comment and has revised Exhibit 107 accordingly.

4. Please obtain and file a revised legality opinion that covers the legality of all securities to be offered under this registration statement. In that regard, it does not appear that the legality opinion filed as Exhibit 5.1 addresses the legality of the shares of common stock to be issued in the primary offering with respect to the shares underlying the Private Placement Warrants and the Public Warrants.

RESPONSE:

The Company acknowledges the Staff’s comment and has obtained a revised legality opinion, which is filed as Exhibit 5.1 to Amendment No. 2.

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If any supplemental information is required by the Staff or if you have any questions regarding the foregoing, please contact Edward Welch of Sheppard, Mullin, Richter & Hampton LLP at (212) 634-3085 with any questions or further comments regarding the responses to the Staff’s comments.

Very truly yours,

/s/ Edward M. Welch, Esq.
Edward M. Welch, Esq.
Sheppard, Mullin, Richter & Hampton LLP

cc: John Coghlin, General Counsel